SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                             ----------------------




                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        Southwestern Life Holdings, Inc.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   845606 10 2
                                 (CUSIP Number)


                                Bernard Rapoport
                     510 North Valley Mills Drive, Suite 504
                                Waco, Texas 76710
                                 (254) 776-9523
      --------------------------------------------------- ---------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                 June 18, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

-----------------------------------                     ------------------------
CUSIP No. 845606 10 2                       13D               Page 2
-----------------------------------                     ------------------------




========= ======================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Mr. Bernard Rapoport
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)
                                                                        (b)

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ---------------------------
                                             8       SHARED VOTING POWER

                                                     0
-------------------------------------------- ------- ---------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0
-------------------------------------------- ------- ---------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------- ------- ---------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
========= ======================================================================

This Amendment No. 2 amends the statement on Schedule 13D which was originally filed on July 31, 2000 and amended by Amendment No. 1 filed on May 11, 2001 (as amended, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

     As previously reported in the Schedule 13D filed on May 11, 2001, on April 26, 2001, the Company, Parent and Merger Sub entered into the Merger Agreement. On June 18, 2001 (the "Offer Closing Date"), the Offer contemplated by the Merger Agreement was consummated. Pursuant to the terms of the Offer, each share of Common Stock validly tendered and not withdrawn on or prior to June 15, 2001 was purchased by Merger Sub on the Offer Closing Date for $18.50 in cash. On June 21, 2001 (the "Merger Closing Date"), the Merger contemplated by the Merger Agreement was consummated, pursuant to which each option was cancelled in exchange for a cash payment equal to $18.50 minus the applicable exercise price for such option.

     The description of the Merger Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which has previously been filed as an exhibit to the Schedule 13D, and is hereby incorporated by reference herein.

Item 5. Interest in Securities of Issuer

     As a result of the consummation of the Offer and the Merger, Mr. Rapoport ceased to be the beneficial owner, directly or indirectly, of any shares of Common Stock and, accordingly, ceased to be a reporting person.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        June 22, 2001                           By: /s/Bernard Rapoport
----------------------------------              --------------------------------
             Date                               Bernard Rapoport